Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: February 5, 2019

Versum Materials circulated the following Q&A to certain of its employees on February 5, 2019.

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1.

What does the merger mean for employees? What can employees expect between now and closing? We believe the transaction will further strengthen our company, be a significant catalyst for achieving the next stage of our growth, and create exciting new opportunities for employees. While our merger announcement is a significant milestone, it is important to understand that it is just the first step towards bringing our companies together. Until the transaction closes, Entegris and Versum Materials will continue to be separate, independent companies, and we will operate business as usual. As soon as we have more information about impacts on our employees, we will communicate them.

2.

What are the integration plans? Who will lead the integration effort? Successfully bringing our two companies together will require a thoughtful integration plan. An integration team consisting of individuals from both companies will facilitate these efforts and work to ensure a seamless transition. More information about this team and how the process will work will be provided as details are finalized.

3.

What happens if my position is no longer needed after the close of the merger? Since the two businesses are highly complementary, at this time we expect there will be little impact from the integration for the vast majority of employees. Both companies recognize the many contributions of all employees and to the extent there are changes, we are committed to communicating with care and respect. Employees will be treated fairly, with respect and with recognition of their service from Air Products and Versum.

4.

Will there be any changes to employee compensation or benefits plan? Until the merger closes, we will remain a separate, independent company and will continue to operate as usual. There will be no immediate changes to employee salaries, compensation, or benefits. For one year following the closing of the merger, base salaries, annual cash incentive opportunities and long-term and equity incentive opportunities will, in each case, be at least as favorable as in effect immediately prior to the closing of the merger. In addition, for one year following the closing of the merger, health, welfare and retirement benefits will remain at least as favorable, in the aggregate, as in effect immediately prior to the closing of the merger. Any changes to compensation or benefits will be communicated well in advance.

5.

What will happen to my benefits, vacation, health care and pay? For the immediate term, you will remain under your current benefits and pay structure. Following the completion of the merger, any changes that are determined will be communicated directly to you as soon as possible as we recognize this is very important to our employees. We would expect that compensation and benefits for the combined company will remain competitive.

6.	Will severance include years of service from Versum/Air Products? Yes, your prior years of service with Versum Materials/Air Products will be recognized.

7.

Will any facilities or operations be closed or sold as a result of the merger? Until the transaction closes, we will remain a separate, independent company and will continue to operate as usual. An Integration Team with members from Entegris and Versum Materials will work to ensure a seamless transition. Considering that there is not much overlap in our businesses, we do not expect any significant changes.

8.

Will there be any change to my job, title or manager as a result of this merger of equals? Until completion of the merger it is business as usual and we do not expect there to be changes to responsibilities or reporting structures other than in the course of business as usual. The integration team will develop plans to bring together the two companies – but importantly, we believe that this merger will create exciting new opportunities for employees/colleagues.

9.

Will offices be closing or consolidating? Will I have to move offices? At this time there is no change in office locations as both Entegris and Versum are operating business as usual. Over time, and upon completion of the merger, the management team will review the location strategy to ensure our growth remains aligned with our future hiring plans, combined customer base and overall business strategy. The integration team will keep you informed of developments.

10.	Can we continue to hire/staff? Please discuss this with your direct manager. While we are operating under business as usual, there should still be a discussion on timing and criticality of the role.

11.

If there are positions open now at Entegris can a Versum employee apply or are employees frozen as was with Air Products? Entegris and Versum are two independent companies until the merger is complete. Please be patient and carry on with your great work. Any opportunities to work in other parts of the business will be communicated following the conclusion of the merger. It is important to remember that, until completion of the merger, it is business as usual and the two companies are to be run separately.

12.

Can we apply for a job at Entegris? Entegris and Versum are two independent companies until merger is complete. Please be patient and carry on with your great work. Any opportunities to work in other parts of the business will be communicated following the conclusion of the merger. It is important to remember that, until completion of the merger, it is business as usual and the two companies are to be run separately.

13.	Will we backfill open positions that we are waiting to get approval on? Please obtain approval from you manager before posting any positions.

14.	Can we promote employees? Please discuss this with your direct manager.

15.	How will our US union be impacted by the change? We do not believe that the consummation of the merger has any impact on the Collective Bargaining Agreement.

16.	How will the merger impact the Versum expats? They remain subject to our expatriate policy benefit terms and conditions.

17.	Is the Employment agreement we signed still in force? Yes.

18.	Can we connect with Entegris employees on networking site LinkedIN? Yes, but please comply with the issued Dos and Don’ts.

19.	Should we tell prospective candidates about the intent to merge? This is clearly posted on our Versum website. Recruiters and the hiring managers can mention the merger.

20.

What will happen to my stock ownership in Versum Materials? No action is required by you with respect to any stock you hold in Versum Materials and you will continue to hold any such shares in the combined company. Entegris stockholders will own approximately 52.5 percent in the aggregate and Versum Materials stockholders will own approximately 47.5 percent in the aggregate of the combined company.

21.

What happens to my unvested equity grants? Prior to the merger, all Versum equity awards will continue to vest in accordance with their terms. After the merger, existing equity awards in Versum will be converted to Entegris equity and be adjusted to reflect the agreed exchange ratio. Any performance related to MSU and PRSUs will be calculated at the closing of the merger and the awards will be converted to Entegris equity and adjusted to reflect the agreed exchange ratio.

22	What happens to my vested options? Any existing vested Versum options will be converted to Entegris options and be adjusted to reflect the agreed exchange ratio upon closing.

23

Can I trade my shares now? Before completion of the merger, Versum equity holders may trade their shares in accordance with Versum’s securities trading policy. After completion of the merger, all employees of the new company will be subject to the governance policies, including trading policies, that will be established and communicated to you by the integration team for the combined company. Please consult our securities policy as many employees are subject to trading blackouts.

24	Will my AP and Versum service count towards vacation? Yes.

25	Will bonuses pay out as planned (mid December)? There is no change to your bonus plan for fiscal 2019. For now, it is important that all employees continue to focus on achieving 2019 objectives.

26	What if the merger closes before December? There is no change to your bonus plan for fiscal 2019. For now, it is important that all employees continue to focus on achieving 2019 objectives.

All published Versum HR policies and procedures will continue to apply until closing. We will continue to post merger updates on Versum Central.

Any questions should be directed to your manager or Human Resources.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Versum Materials, Inc.’s (“Versum Materials”) and Entegris, Inc.’s (“Entegris”) control. Statements in this communication regarding Versum Materials, Entegris and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Versum Materials’ and Entegris’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’ and Entegris’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’ and Entegris’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials and Entegris operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’ and Entegris’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ and Entegris’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Versum Materials and Entegris assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Versum Materials and Entegris. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Versum Materials and Entegris that also constitutes a prospectus of Entegris. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Versum Materials and Entegris. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.